

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2018

James A. DePalma
Chief Financial Officer
Revolution Lighting Technologies, Inc.
12th Floor
177 Broad Street
Stamford, CT 06901

> **Re: Revolution Lighting Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **File No. 000-23590**

Dear Mr. DePalma:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

6. Goodwill, page 41

1. Addressing paragraphs 33 to 46 of ASC 350-20-35, please explain to us how you concluded that you only have one reporting unit for goodwill impairment purposes. In this regard, we note that in your March 12, 2018 earnings call, you discuss having four operating units after your recent restructuring efforts. Your Form 10-K does not define your operating units as of December 31, 2017 and it is unclear how you determined that the four reporting units should be aggregated into a single reporting unit for goodwill impairment purposes.

2.	We note that you elected to early adopt ASU 2017-04, "*Simplifying the Test for Goodwill Impairment.*" Please explain to us how you determined the $10.7 million goodwill impairment charge that you recorded in the quarter ended December 31, 2017. In this regard, we note your disclosure in the Form 8-K dated December 27, 2017 that you will record approximately a $50-$55 million goodwill impairment charge. Explain to us in detail the reason for the significant difference in your calculation of the goodwill impairment charge.

	In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 with any questions.

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